UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 17, 2023 titled “Arcos Dorados Reports Second Quarter 2023 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 17, 2023

Item 1

ARCO

2Q 2023

Results

August 17, 2023

ARCO LISTED NYSE

Drive Thru
McDonald's
McDonald's
PEDÍ
Y RETIRÁ
Pedí, nosotros te lo llevamos
Ofertas Especiales
McCafé

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2023 FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 31.5% year-over-year, with strong sales and market share performance in all divisions

•	Total revenues reached $1.04 billion in the quarter, up 17.2% in US dollars and 36.2% in constant currency, versus the prior year period

•	Digital channel sales (Delivery, Mobile App and Self-order Kiosks), reached $665.9 million, representing 49% of systemwide sales in the second quarter

•	Consolidated Adjusted EBITDA¹ was $110.1 million, up 20.5% in US dollars and 31.0% in constant currency

•	Net Income in the quarter grew to $28.4 million, or $0.13 per share, almost doubling the prior year result

Montevideo, Uruguay, August 17, 2023 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and six months ended June 30, 2023.

Second Quarter 2023 Highlights

•	Systemwide comparable sales¹ increased 31.5%, rising 1.3 times blended inflation.

•	Consolidated revenues reached $1.04 billion, growing 17.2% in US dollars and 36.2% in constant currency, versus the prior year period.

•	Consolidated Adjusted EBITDA¹ of $110.1 million rose 20.5% in US dollars versus the prior year result, and 31.0% in constant currency.

•	Consolidated Adjusted EBITDA margin reached 10.6% in the quarter, expanding by 30 basis points versus the prior year period.

•	Basic net income per share was $0.13 in the quarter, almost double the net income per share of $0.07 in the prior year quarter.

•	The Company opened 10 restaurants in the period, including 8 free-standing units.

•	Surpassed 100 million cumulative downloads of the Company’s Mobile App.

¹ For definitions, please refer to page 16 of this document.

Message from Marcelo Rabach, Chief Executive Officer

For the last several years, Arcos Dorados has made the most of its unique position in the Latin American QSR industry. We are operating the industry’s favorite Brand and leveraging structural competitive advantages to capture the McDonald’s Brand’s full growth potential.

Our “Three D’s” strategy, of Digital, Delivery and Drive-thru, provides the framework and tools for strong, sustainable sales growth. Restaurant level execution has also been a key success factor. By offering guests an unmatched experience through a combination of value, quality and service, we are generating consistent transaction volume growth on a comparable basis.

This approach to building topline has led to sales growth well above inflation that, in turn, generates fixed cost leverage and improved profitability. Importantly, the strong performance has been consistent across all three divisions. The geographic diversification we envisioned when Arcos Dorados was formed sixteen years ago has been an important success factor in recent years.

There have been a series of actions and initiatives across the organization within a long-term, strategic framework that are driving these results. From restaurant operations to digital capabilities and investment decisions, we are working hard to generate value for all stakeholders.

We understand the importance of efficient capital allocation, which is why we have focused our investments on modernizing existing restaurants and opening primarily free-standing locations to capitalize on the flexibility and adaptability of this restaurant format. Fortunately, the investments of the last three years have delivered above average returns on openings, modernizations and digital capabilities, among others.

These investments provide more than just financial returns. They also make us the largest generators of first-time jobs for young people in the region. In addition to restaurant training, we offer personal and professional development opportunities that will serve them for the rest of their lives. In fact, more than 110 thousand people have enrolled for free certificate courses on a broad range of topics through Hamburger University’s MCampus online education platform.

I hope we can inspire even more young people to join the Arcos Dorados family and build a better future for their families, communities and the planet.

Consolidated
Results

Consolidated Results

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,286			2,317

Sales by Company-operated Restaurants	848.4	(163.4)	309.6	994.5	17.2%	36.5%
Revenues from franchised restaurants	39.5	(5.6)	12.0	46.0	16.3%	30.3%
Total Revenues	887.9	(169.0)	321.6	1,040.5	17.2%	36.2%
Systemwide Comparable Sales						31.5%
Adjusted EBITDA	91.4	(9.6)	28.3	110.1	20.5%	31.0%
Adjusted EBITDA Margin	10.3%			10.6%	0.3 p.p.
Net income (loss) attributable to AD	14.5	(4.3)	18.2	28.4	95.9%	125.7%
No. of shares outstanding (thousands)	210,540			210,626
EPS (US$/Share)	0.07			0.13

Arcos Dorados’ total revenues reached $ 1.04 billion, up 17.2% in US dollars and 36.2% in constant currency versus the prior year quarter. Guest traffic and sales growth were driven mainly by a strong performance in front counter, dessert center and Delivery sales together with further Digital sales penetration. Systemwide comparable sales in the second quarter grew 31.5%, or about 1.3 times blended inflation, including 2.5x in Brazil and 2.8x in NOLAD.

Second quarter 2023 front counter sales, which includes self-order kiosks, grew 37% in constant currency versus the prior year and generated 57% of systemwide sales. Delivery sales also grew strongly, up 41% in constant currency on top of robust growth in the prior year, reflecting industry-leading operational execution and significant brand preference. Drive-thru sales grew 12% in constant currency, despite the continued normalization of front counter sales.

Digital channel sales, which includes Delivery, Mobile App and Self-order kiosks, grew 41% versus the prior year and reached $665.9 million, representing 49% of systemwide sales in the second quarter. The Company’s Mobile App surpassed 100 million cumulative downloads, with more than 16 million average monthly active users, and the Company’s customer relationship management (CRM) platform had over 70 million unique registered users at the end of June 2023.

The Mobile App leverages guest data and increases visit frequency, especially when the sale is identified to an individual guest. During the second quarter, identified sales represented about 20% of consolidated sales and 25% of total sales in Brazil.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: The positive variation in other operating income / (expense) is mainly explained by a $4.0 million gain from the sale of restaurants to a sub-franchisee in Chile in the second quarter of 2023.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the second quarter of 2023 or the second quarter of 2022.

Adjusted EBITDA

2Q23 Adjusted EBITDA Bridge
($ million)

Second quarter consolidated Adjusted EBITDA reached $110.1 million, up 20.5% in US dollars and 31.0% in constant currency over the prior year quarter, with continued US dollar growth in all divisions. Consolidated Adjusted EBITDA margin reached 10.6%, expanding 30 basis points versus the prior year, but down 10 basis points when adjusted for the $4.0 million gain from the sale of restaurants to a sub-franchisee in Chile.

Margin performance was highlighted by significant operating leverage in both Payroll and Occupancy & Other Operating expenses due to strong sales growth across all divisions. Food and Paper (F&P) costs also declined as a percentage of revenue compared with the prior year due to a better gross margin in NOLAD and SLAD. These more than offset moderately higher G&A expenses and the impact of the final step up of the Company’s royalty rate, which became effective as of August 3, 2022.

Non-operating Results

Arcos Dorados’ non-operating results for the second quarter included a $4.5 million gain from non-cash foreign exchange and derivative instruments.

Net interest expense and other financing results totaled $12.1 million in the quarter versus $24.2 million in the same period last year. The second quarter 2022 result included $10.6 million in expenses related to the liability management transaction executed during that quarter when the Company issued its 2029 Senior Notes, the first Sustainability Linked Bond (SLB) in the QSR industry.

In the second quarter, the Company recorded an income tax expense of $38.8 million, compared to an income tax expense of $15.6 million in the prior-year period.

Second quarter net income attributable to the Company totaled $28.4 million, compared to net income of $14.5 million in the same period of 2022. Earnings per share were $0.13 in the second quarter of 2023, versus $0.07 per share generated in the prior year quarter.

Total weighted average shares for the second quarter of 2023 were 210,625,859 compared to 210,539,537 in the second quarter of 2022.

For reference:

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,186			2,227

Sales by Company-operated Restaurants	844.8	(139.3)	283.4	989.0	17.1%	33.6%
Revenues from franchised restaurants	39.1	(3.2)	9.6	45.5	16.3%	24.5%
Total Revenues	883.9	(142.5)	293.0	1,034.4	17.0%	33.2%
Systemwide Comparable Sales						27.7%
Adjusted EBITDA	92.4	(15.2)	34.4	111.6	20.8%	37.2%
Adjusted EBITDA Margin	10.5%			10.8%	0.3 p.p.
Net income (loss) attributable to AD	15.6	(10.3)	24.7	29.9	92.1%	158.4%
No. of shares outstanding (thousands)	210,540			210,626
EPS (US$/Share)	0.07			0.14

Divisional
Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,070			1,098

Total Revenues	358.1	(2.7)	49.9	405.2	13.2%	13.9%
Systemwide Comparable Sales						9.6%
Adjusted EBITDA	52.7	(0.3)	16.7	69.1	31.2%	31.7%
Adjusted EBITDA Margin	14.7%			17.1%	2.3 p.p.

Brazil’s revenues increased 13.2% year-over-year, reaching $405.2 million. Systemwide comparable sales rose 9.6% year-over-year, or 2.5x inflation in the period, with visit share more than double the market’s nearest competitor.

Digital channel sales were up 30% versus the prior year, boosted by the “Méqui Fest” campaign, with a "festival” of offers designed to generate mobile app downloads and usage. Total digital sales generated 61% of systemwide sales in Brazil, including 25% identified sales in the quarter. Delivery demonstrated its continued popularity among guests and the Company consolidated its market leadership in this channel. Delivery sales rose 25% in constant currency versus the prior year period, representing 19% of systemwide sales in the quarter.

The quarter also included a new menu item in the premium beef segment with the introduction of the “Big Tasty Bacon Barbecue”, while a campaign to celebrate the 40th anniversary of Chicken McNuggets strengthened the strategically important chicken category.

As reported Adjusted EBITDA in the division reached $69.1 million in the quarter, rising 31.2% versus the prior year in US dollars. Adjusted EBITDA margin was 17.1%, or 230 basis points higher than the prior year quarter. Sales growth above inflation and significant operating leverage more than offset moderately higher F&P costs as a percentage of revenue.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	628			639

Total Revenues	222.7	20.8	34.1	277.6	24.6%	15.3%
Systemwide Comparable Sales						10.4%
Adjusted EBITDA	23.3	2.2	2.7	28.2	21.3%	11.7%
Adjusted EBITDA Margin	10.4%			10.2%	-0.2 p.p.

As reported revenues totaled $277.6 million, up 24.6% in US dollars and 15.3% in constant currency versus the prior year quarter. Systemwide comparable sales rose 10.4% year-over-year, or 2.8x the division’s blended inflation in the period, with sales increasing above inflation in most markets and particularly strong volume growth in Mexico.

NOLAD’s markets captured additional market share in the quarter with consistent, positive momentum in brand attributes across the division. In April, the Company continued the roll out of Best Burger, extending the platform to Puerto Rico, where sales responded strongly in May and June. New menu items included the launch of the McCrispy CBO sauce in Mexico, strengthening the chicken portfolio in the country. The 40th Anniversary of the Chicken McNuggets was also celebrated in most countries, highlighting this core menu favorite among guests.

As reported Adjusted EBITDA in the division reached $28.2 million in the quarter, rising 21.3% versus the prior year in US dollars. Adjusted EBITDA margin declined by 20 basis points versus the prior year period, primarily due to the impact of the final step-up in the Company’s royalty rate as well as higher Payroll and G&A expenses as a percentage of revenue. These were almost entirely offset by lower F&P costs as a percentage of revenue and operating leverage in other cost and expense line items.

Notably, NOLAD generates its results in hard or relatively stable currencies: US dollar, euro, Mexican peso and Costa Rican colón.

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	588			580

Total Revenues	307.1	(187.0)	237.6	357.7	16.5%	77.4%
Systemwide Comparable Sales						82.4%
Adjusted EBITDA	32.9	(17.3)	21.2	36.9	12.0%	64.4%
Adjusted EBITDA Margin	10.7%			10.3%	-0.4 p.p.

Revenues in SLAD reached $357.7 million, rising 16.5% in US dollars, driven by an 82.4% increase in systemwide comparable sales versus the prior year, or 1.2x the division’s blended inflation rate, with Argentina, Colombia and Chile driving topline growth.

SLAD reached some of its highest ever market share levels, backed by positive brand attribute trends. Menu innovations across the region, included the launch of flavorful and abundant products in the beef and chicken categories such as the “Signature Tasty Turbo Bacon” in Chile, “Bacon Cheddar McMelt” in Argentina and “McCrispy BLT” in Colombia with localized campaigns that contributed to improved scores in quality attributes and brand preference in these markets. Digital channel and identified sales penetration rose to record levels in the division, including strong growth in the Mobile Order and Pay functionality on the mobile app.

As reported Adjusted EBITDA in the division totaled $36.9 million in the second quarter and Adjusted EBITDA margin contracted 40 basis points versus the prior year quarter. Adjusted EBITDA margin in the quarter benefited from a $4.0 million gain from the sale of restaurants in Chile. Excluding this effect, the margin declined by 150 basis points versus the prior year.

The division’s Adjusted EBITDA was primarily impacted by the final step-up in the Company’s royalty rate, as well as a moderate increase in G&A and payroll expenses as a percentage of revenue. These were partially offset by lower F&P costs as a percentage of revenue generated by a favorable sales mix and strong sales growth.

For reference:

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	488			490

Total Revenues	303.1	(160.5)	209.0	351.6	16.0%	69.0%
Systemwide Comparable Sales						70.8%
Adjusted EBITDA	34.0	(22.9)	27.3	38.4	13.1%	80.4%
Adjusted EBITDA Margin	11.2%			10.9%	-0.3 p.p.

New Unit Development

Figure 7. Total Restaurants (eop)*

	June 2023	March 2023	December 2022	September 2022	June 2022
Brazil	1,098	1,091	1,084	1,077	1,070
NOLAD	639	639	638	631	628
SLAD	580	582	590	589	588
TOTAL	2,317	2,312	2,312	2,297	2,286

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of June 30, 2023

	Store Type*			Total	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC	Restaurants	Company Operated	Franchised
Brazil	550	91	457	1,098	662	436	137	1,975
NOLAD	392	51	196	639	484	155	13	519
SLAD	229	128	223	580	494	86	166	704
TOTAL	1,171	270	876	2,317	1,640	677	316	3,198

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

During the second quarter of 2023, the Company opened 10 restaurants, including 9 restaurants in Brazil and 8 free-standing units. More than half the Company’s footprint is made up of free-standing units, the region’s largest free-standing portfolio, which provides a structural competitive advantage given the versatility of this format.

As of the end of June, there were 1,128 Experience of the Future restaurants, the most modern format in the global McDonald’s system, making up 49% of the Company’s total footprint.

The Company’s restaurant development plan remains on track, with a strong pipeline of restaurant openings and modernizations underway in the second semester of 2023. All ground breaks on new restaurant construction for 2023 have been made and the Company expects to meet its full year openings guidance of 75 to 80 restaurants and about 250 modernizations.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	June 30,	December 31,
	2023	2022
Total Cash & cash equivalents (i)	223,953	304,396
Total Financial Debt (ii)	695,494	674,401
Net Financial Debt (iii)	471,541	370,005
LTM Adjusted EBITDA	427,264	386,564
Total Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.7
Net Financial Debt / LTM Adjusted EBITDA ratio	1.1	1.0

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $72.0 million and $92.9 million as a reduction of financial debt as of June 30, 2023 and December 31, 2022, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

As of June 30, 2023, total cash and cash equivalents were $224.0 million and total financial debt (including the net derivative instrument position) was $695.5 million. Net debt (total financial debt minus total cash and cash equivalents) was $471.5 million, up from $370.0 million at the end of 2022, due to lower cash balances and lower net value of the Brazilian-real linked derivative instruments used to hedge the US dollar debt.

The net debt to Adjusted EBITDA leverage ratio ended the quarter at a healthy 1.1x.

Net cash generated from operating activities for the six months ended June 30, totaled $84.3 million versus $121.9 million in the same period last year. Cash used in net investing activities totaled $109.0 million, with capital expenditures of $123.1 million. Net cash used in financing activities was $27.9 million, which included $21.1 million corresponding to the first two installments of the 2023 dividend.

Supplemental
Information

Second Quarter 2023 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, August 17, 2023, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Second Quarter 2023 Results Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 95 thousand people (as of 06/30/2023). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2023. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2023 Consolidated Results

Figure 10. Second Quarter 2023 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2023	2022	2023	2022
REVENUES
Sales by Company-operated restaurants	994,530	848,350	1,940,884	1,603,644
Revenues from franchised restaurants	45,991	39,545	90,429	74,932
Total Revenues	1,040,521	887,895	2,031,313	1,678,576
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(351,745)	(301,028)	(685,611)	(564,436)
Payroll and employee benefits	(194,065)	(169,441)	(379,382)	(321,669)
Occupancy and other operating expenses	(278,997)	(244,747)	(542,720)	(464,874)
Royalty fees	(58,520)	(44,061)	(115,259)	(82,677)
Franchised restaurants - occupancy expenses	(20,420)	(16,855)	(38,629)	(32,863)
General and administrative expenses	(69,526)	(54,996)	(135,118)	(110,534)
Other operating income, net	7,644	3,879	6,583	7,470
Total operating costs and expenses	(965,629)	(827,249)	(1,890,136)	(1,569,583)
Operating income	74,892	60,646	141,177	108,993
Net interest expense and other financing results	(12,128)	(24,161)	(21,987)	(34,820)
Loss from derivative instruments	(9,191)	(1,144)	(14,120)	(12,836)
Foreign currency exchange results	13,662	(5,045)	20,945	10,782
Other non-operating income / (expenses), net	116	(83)	6	(108)
Income before income taxes	67,351	30,213	126,021	72,011
Income tax expense	(38,824)	(15,638)	(59,850)	(32,807)
Net income	28,527	14,575	66,171	39,204
Net income attributable to non-controlling interests	(159)	(94)	(396)	(220)
Net income attributable to Arcos Dorados Holdings Inc.	28,368	14,481	65,775	38,984
Earnings per share information ($ per share):
Basic net income per common share	$ 0.13	$ 0.07	$ 0.31	$ 0.19
Weighted-average number of common shares outstanding-Basic	210,625,859	210,539,537	210,610,288	210,509,099
Adjusted EBITDA Reconciliation
Operating income	74,892	60,646	141,177	108,993
Depreciation and amortization	35,000	30,504	68,520	60,640
Operating charges excluded from EBITDA computation	164	212	863	227
Adjusted EBITDA	110,056	91,362	210,560	169,860
Adjusted EBITDA Margin as % of total revenues	10.6%	10.3%	10.4%	10.1%

Second Quarter 2023 Results by Division

Figure 11. Second Quarter Consolidated Results by Division

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Six-Months ended		as	Constant
	June 30,		reported	Currency	June 30,		reported	Currency
	2023	2022	Incr/(Decr)%	Incr/(Decr)%	2023	2022	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	405,199	358,069	13.2%	13.9%	779,397	670,048	16.3%	16.4%
NOLAD	277,590	222,726	24.6%	15.3%	536,856	426,578	25.9%	18.2%
SLAD	357,732	307,100	16.5%	77.4%	715,060	581,950	22.9%	82.6%
SLAD - Excl. Venezuela	351,615	303,083	16.0%	69.0%	703,641	574,553	22.5%	74.6%
TOTAL	1,040,521	887,895	17.2%	36.2%	2,031,313	1,678,576	21.0%	39.8%
TOTAL - Excl. Venezuela	1,034,404	883,878	17.0%	33.2%	2,019,894	1,671,179	20.9%	36.9%

Operating Income (loss)
Brazil	52,912	38,024	39.2%	39.5%	97,002	70,045	38.5%	38.4%
NOLAD	18,410	14,854	23.9%	13.6%	32,357	28,087	15.2%	7.9%
SLAD	29,452	26,845	9.7%	75.4%	62,914	50,671	24.2%	103.5%
SLAD - Excl. Venezuela	31,345	28,185	11.2%	95.1%	66,222	53,422	24.0%	112.0%
Corporate and Other	(25,882)	(19,077)	-35.7%	-68.3%	(51,096)	(39,810)	-28.3%	-68.8%
TOTAL	74,892	60,646	23.5%	40.0%	141,177	108,993	29.5%	49.7%
TOTAL - Excl. Venezuela	76,785	61,986	23.9%	49.7%	144,485	111,744	29.3%	55.0%

Adjusted EBITDA
Brazil	69,129	52,706	31.2%	31.7%	128,602	98,744	30.2%	30.2%
NOLAD	28,210	23,258	21.3%	11.7%	51,910	44,660	16.2%	9.1%
SLAD	36,874	32,937	12.0%	64.4%	77,590	63,253	22.7%	85.0%
SLAD - Excl. Venezuela	38,402	33,961	13.1%	80.4%	80,227	65,421	22.6%	92.9%
Corporate and Other	(24,157)	(17,539)	-37.7%	-70.1%	(47,542)	(36,797)	-29.2%	-70.1%
TOTAL	110,056	91,362	20.5%	31.0%	210,560	169,860	24.0%	36.4%
TOTAL - Excl. Venezuela	111,584	92,386	20.8%	37.2%	213,197	172,028	23.9%	40.0%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
2Q23	4.95	17.68	231.76
2Q22	4.92	20.02	117.88
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 13. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	201,492	266,937
Short-term investment	22,461	37,459
Accounts and notes receivable, net	127,856	124,273
Other current assets (1)	213,667	196,873
Derivative instruments	49,211	58,821
Total current assets	614,687	684,363
Non-current assets
Property and equipment, net	981,051	856,085
Net intangible assets and goodwill	65,706	54,569
Deferred income taxes	92,234	87,972
Derivative instruments	22,806	34,088
Equity method investments	17,566	14,708
Leases right of use assets, net	907,323	820,683
Other non-current assets (2)	101,351	84,162
Total non-current assets	2,188,037	1,952,267
Total assets	2,802,724	2,636,630
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	307,995	353,468
Taxes payable (3)	172,070	146,682
Accrued payroll and other liabilities	147,928	115,327
Royalties payable to McDonald´s Corporation	15,981	21,280
Provision for contingencies	2,299	2,272
Interest payable	7,788	7,906
Financial debt (4)	32,085	29,566
Operating lease liabilities	89,626	82,911
Total current liabilities	775,772	759,412
Non-current liabilities
Accrued payroll and other liabilities	23,291	28,781
Provision for contingencies	49,685	42,567
Financial debt (5)	727,638	729,838
Deferred income taxes	5,824	3,931
Operating lease liabilities	816,165	747,674
Total non-current liabilities	1,622,603	1,552,791
Total liabilities	2,398,375	2,312,203
Equity
Class A shares of common stock	389,907	389,393
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,719	9,206
Retained earnings	450,689	424,936
Accumulated other comprehensive loss	(559,229)	(613,460)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	403,634	323,623
Non-controlling interest in subsidiaries	715	804
Total equity	404,349	324,427
Total liabilities and equity	2,802,724	2,636,630

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald’s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

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